June 17, 2025

David A. Breach
Co-Chief Executive Officer
VistaOne, L.P.
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111

       Re: VistaOne, L.P.
           Post-Effective Amendment No. 2 to Registration Statement on Form
10-12G
           Filed April 14, 2025
           File No. 000-56714
Dear David A. Breach:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Mark Brod